TATA

Fax : 001-202-942-9634
File No.-001-32294

82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

May 5, 2006
Sc-15066

06013214

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

Tata Motors, India, and Marcopolo, Brazil, announce Joint Venture
To manufacture fully built buses & coaches for India & markets abroad

"Pursuant to Clause 36 of the Listing Agreement, enclosed herewith is a Press Release issued by the Company dated May 5, 2006 on the above subject, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Encl: a/a
\\lda\idadata\Stock\BSE-NSE-Marcopolo.brazil jv.doc

Marcopolo

TATA

immediate use **PRESS RELEASE**

Tata Motors, India, and Marcopolo, Brazil, announce joint venture

To manufacture fully built buses & coaches for India & markets abroad

MUMBAI, May 5, 2006: Tata Motors, India's largest automobile company, and Marcopolo, the Brazil-based global leader in body-building for buses and coaches, today announced a joint venture company in India to manufacture and assemble fully-built buses and coaches.

The joint venture, in which Tata Motors will hold 51% of the equity and Marcopolo will hold 49%, will set up a new manufacturing facility. It will go on stream in a year's time, and produce a variety of buses including 16 to 54-seater standard buses, 18 and 45-seater luxury buses, luxury coaches, and low-floor city buses. The joint venture will also explore emerging opportunities in Bus Rapid Transit System.

The joint venture will take help with technology and expertise in chassis and aggregates from Tata Motors, and expertise and know-how in processes and systems for bodybuilding and bus body design from Marcopolo. Both companies will actively participate in the management. The buses will conform to international standards in quality and safety, and will be marketed not only in India but also in all Tata Motors focussed markets globally.

The Chairman of Tata Motors, Mr. Ratan N. Tata, said, "The rapidly expanding and improving road network, connecting cities and also rural areas, is expected to substantially grow passenger transport. The joint venture with Marcopolo, which is one of the largest bus body builders, will enable Tata Motors to successfully address the growing demand in India, as well as relevant markets abroad."

The Chairman of Marcopolo, Mr. Paulo Bellini, said, "Marcopolo's buses and coaches have a strong presence in Latin America, and overseas markets. The joint venture with Tata Motors will help us extend our presence in the high-potential markets of India and also other mutually agreed countries, which we can jointly develop."

About Tata Motors

Tata Motors, the flagship company of the Tata Group, is India's largest automobile company, with revenues of US$ 4.7 billion in 2004-05. With over 3 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger cars. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are already being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. The company acquired the Daewoo Commercial Vehicles Company, Korea's second largest truck maker, in 2004. In 2005, it acquired a 21% stake

in Hispano Carrocera, the reputed Spanish bus and coach manufacturer. Besides India, Tata Motors has R&D centres in South Korea, Spain and the UK.

About Marcopolo

Founded in 1949, Marcopolo invests in technology, product improvement and environment. One of the largest manufacturers of bus bodies in the world, it produced 16,456 units in 2005 with net revenues of US$800 million. Marcopolo is also very active in developing parts and components for buses, and plastic products. Concerned about quality of life for its workers and for the communities where it operates, Marcopolo has grown along with its initiatives for education, citizenship and environmental management. Throughout its history it has created innovating projects, and today it is present in its own manufacturing companies in Brazil, Portugal, Argentina, Mexico, Colombia and in South Africa.

For further information, contact:

Tata Motors
Debasis Ray
Head – Corporate Communications
Tel: +91 22 5665 7209
Email: debasis.ray@tatamotors.com

Marcopolo
Carlos Zignani
Investor Relations Director
Tel: +55 (54) 2101 4105
Email:carlos.zignani@marcopolo.com.br